Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, South Carolina 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	Neil E. Grayson (Admitted in GA, NY & SC) 864.250.2235 Fax: 864.250.2359 neil.grayson@nelsonmullins.com

June 20, 2013

Via Edgar

Mr. Christian Windsor, Special Counsel

Mr. Jonathan Gottlieb, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C.  20549

Re:

Independence Bancshares, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 6, 2013

File No. 333-186476

Dear Messrs. Windsor and Gottlieb:

On behalf of Independence Bancshares, Inc., (the “Company” or “Independence”), set forth below is the Company’s response to the comments of the Staff of the U. S. Securities and Exchange Commission (the “Staff”) set forth in its comment letter dated June 14, 2013.

Form S-1

Summary

The Company, page 1

1.

Please update the first paragraph to summarize results from the first quarter of 2013.

Response to Comment 1:

The Company has revised the Summary section on page 1 of Amendment No. 3 to the Registration Statement on Form S-1 filed on June 18, 2013 (“Amendment No. 3”) to include the requested disclosure regarding the Company’s summary financial results for the first quarter of 2013.

2.

We note your response your response to comment two of our letter to you dated April 25, 2013. On page 2 you state that Independence discussed acquiring the Assets of MPIB on

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

Christian Windsor

Jonathan Gottlieb

June 20, 2013

an “arms-length” basis in September 2012. However, in the preceding paragraph you state that Independence hired Mr. Baird as a consultant in 2012, please clarify this apparent inconsistency. Please also revise your disclosure to provide factual support for your assertions that the payment model did not exist at the time that MPIB was founded, or clarify the statements as representing the opinion of management. Also, please expand your discussion to clarify if the business and payment model remains unique, in the opinion of management. Finally, discuss any intellectual property protection that MPIB has to protect its the business and payment model.

Response to Comment 2:

The Company has revised the Summary section on page 2 of Amendment No. 3 to include the requested disclosure regarding Mr. Baird and MPIB Holdings, LLC.  Specifically, the Company notes that Mr. Baird was retained as a consultant as part of the arm's-length negotiations to acquire the Assets, not prior to them.  The Company has clarified that the assertions that the MPIB payment model did not exist and remain unique are management's assertions.  MPIB has not been granted any form of intellectual property protection relating to the MPIB Property from the U.S. Patent and Trademark Office or other government entity that grants intellectual property protections and is exploring its alternatives regarding the type of protection to pursue regarding such property.

Risk Factors

We may issue additional shares of common stock..., page 25

3.

Revise this risk factor, and its heading, to discuss not only the possibility of possible future capital raises, but Independence’s specific plan to raise funds in order to pay the cash acquisition price for MPIB.

Response to Comment 3:

The Company has no definitive plans, proposals, or arrangements to raise capital and has revised the risk factor on page 23 of Amendment No. 3 to reflect this.  The Company respectfully submits to the Staff that, while Independence hopes to raise capital in the future, the timing and amount for any capital raise are not certain and additional disclosure regarding any future capital raise would be premature.

The Company hopes that the foregoing has been responsive to the Staff’s comments.  In addition, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the declaration of effectiveness as a

Christian Windsor

Jonathan Gottlieb

June 20, 2013

defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (864) 250-2235 if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/Neil E. Grayson

Neil E. Grayson

cc:

 Gordon A. Baird, Chief Executive Officer